Exhibit 99.39

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Provides Operations Update For Black Fox

Vancouver, British Columbia, March 20, 2012 – Sandstorm Gold Ltd. (“Sandstorm”) (TSX-V:SSL) is pleased to provide an operational update on Brigus Gold Corp.’s (“Brigus”) (TSX:BRD) Black Fox Mine (“Black Fox”). Brigus management is focused on increasing gold production at Black Fox and has targeted 25,000 ounces per quarter by the end of 2012.

Significant changes were made to personnel, equipment and mining processes resulting in measurable improvements in the mine’s performance, most notably in underground operations.

•                Grades from the underground portion of the mine have materially increased and continue to improve. The average grade of underground ore mined for the first 75 days of 2012 was 5.96 grams per tonne (“gpt”) compared to 2.99 gpt for the fourth quarter of 2011.

•                  High-grade tonnage from the underground continues to trend upwards and averaged over 400 tonnes per day (“tpd”) for the first half of March. Tpd from the underground will continue to increase as additional mining faces are opened, providing greater flexibility. There are now 20 mining stopes open and the team plans to open a total of 30 to enable mining activity in 10 to 12 stopes at all times. Daily tonnage from the underground operation is expected to reach 800 tpd in the third quarter.

•                  Brigus continues to recruit experienced conventional ore raise miners to accommodate selective mining methods as more mining faces are opened.

Underground Mining Statistics

Period	Average tpd	Average Grade
Q4 2011	589	2.99
January 2012	278	5.36
February 2012	220	6.98
March 1 to March 15	400+	5.29

Brigus is forecasting gold production of 77,000 to 85,000 for 2012.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President & Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.